UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 1)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

(Name of the Issuer

TRANSCONTINENTAL REALTY INVESTORS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

452926108

(CUSIP Number of Securities)

Erik L. Johnson, President and Chief Executive Officer

Transcontinental Realty Investors, Inc.

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

Telephone: (469) 522-4200

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With copies to:

Steven C. Metzger, Esq.

Metzger Law PLLC

4709 W. Lovers Lane, Suite 200

Dallas, Texas 75209-3178

Telephone: 214-740-5030

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THEIR TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 1 to this Schedule 13E-3 (this “Amendment”) amends portions of an original Schedule 13E-3 filed December 27, 2024, by Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI” or “Offeror”) with respect to TCI’s offer to purchase up to 100,000 shares of the outstanding shares of Common Stock, par value $0.01 per Share (“each a “Share” and collectively the “Shares”) of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOR”) at a purchase price of $18 per share, net to the seller in cash, without interest (the “Offer Price”) and less any taxes required to be held upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of TCI to reflect and to correct errors and add additional information. Except as otherwise set forth in this Amendment, the information set forth in the Schedule 13E-3 is amended by this Amendment, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

TCI still does not intend by making the Offer (or by consummating the Offer) for up to 100,000 Shares of IOR to produce any one or more of the effects described in Rule 13e-3(a)(3)(ii) with respect to Shares or IOR. TCI only intends by the Offer to acquire additional Shares (up to 100,000 Shares or approximately 2.46% of the outstanding) and to give all non-affiliated holders of Shares an equal opportunity to sell Shares to TCI at the same price net to the sellers as two individuals received from IOR March and August, 2024. If through consummation of the Offer TCI were to acquire up to the 100,000 Shares sought it would only increase TCI’s percentage ownership of Shares by approximately 2.46% and at least 315,309 Shares will remain owned by non-affiliated holders of Shares.

ITEMS 1 THROUGH 15.

The Offer to Purchase and Items 1 through 15 of the Schedule 13E-3, to the extent such items incorporate by reference the information contained in the Offer to Purchase are hereby amended and supplemented by the paragraphs set forth below.

ITEM 8. FAIRNESS OF THE TRANSACTION.

Item 8 of the Schedule 13E-3 is hereby amended by deleting the first sentence under this item and replacing with the following:

“The position of the filing person [the Offeror] is that the Offer is not intended to be a “going private” transaction nor is the Offer presently intended to be a first step in the acquisition of all Shares of IOR. While the Offer to Purchase on page 25 thereof provides for certain possible effects of the Offer on the Market for Shares, Stock Exchange Listing, Registration under the Exchange Act and Margin Regulations, TCI has no intention to cause any of such items by consummation of the Offer which, as a result of the Offer should leave at least 315,309 Shares remaining owned by non-affiliated holders and the Shares should remain listed and traded on the NYSE American Exchange.”

The following information is hereby added to Item 8 of Schedule 13E-3:

No merger or acquisition of all Shares is being proposed by TCI or likely to happen within a short period of time after consummation or termination of the Offer. Current market prices are in the range of $17 to $18 per share but have historically been less. See the table on page 25 of the Offer to Purchase. TCI considered the current and historical market prices for the Shares as relevant to TCI’s belief that $18 per share is fair to those unaffiliated holders of IOR Shares who wish to voluntarily sell those Shares at that price. As the Offer is a purely voluntary opportunity for IOR unaffiliated holders to sell Shares, TCI has given no consideration to any implied liquidation value because no contemplation has been given to IOR being liquidated whether or not TCI acquires additional Shares. Additionally, a liquidation value analysis would not take into account any value that may be attributed to IOR’s ability to attract or explore new business opportunities. Although the historical book value of IOR Shares may be higher than the Offer Price of $18 per share, TCI did not consider net book value, which is purely an accounting concept, as a factor in determining the Offer Price nor does TCI believe that net book value is a material indicator of the value of IOR as a going concern, but rather is indicative of historical costs from an accounting standpoint which does not take into account future prospects of IOR, market trends and conditions or business risks inherent in a competitive market. The net book value of IOR based on the then outstanding Shares, is calculated as $28.72 at December 31, 2023 and $26.87 per Share at December 31, 2022. However, the IOR Shares have historically traded on the NYSE American Exchange at significantly less than the calculated net book value at any given date.

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TCI has made no determination on the fairness of the Offer Price to IOR unaffiliated holders; TCI is simply giving the unaffiliated IOR holders the opportunity to, on a voluntarily basis, obtain the same price for their Shares as IOR paid to repurchase Shares in April and August 2024. Unaffiliated IOR holders are not required or obligated to accept the Offer and tender their Shares. Each unaffiliated IOR holder of Shares may make whatever determination they may wish as to continuing ownership of Shares, attempting to sell Shares at a price higher than the Offer Price or retaining ownership of such Shares for the future. As the Offer is wholly voluntarily, TCI has no obligation to limit the Offer so that approval of a majority of unaffiliated security holders is required or to cause the appointment of an unaffiliated representative to act on behalf of any other person. The fairness of the Offer Price is determinable solely by each unaffiliated IOR holder.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

In addition to the disclosure set forth in the Statement on Schedule 13E-3 under Item 9, TCI itself has not received, requested, or commissioned any report, opinion or appraisal related to the Offer, or the Offer Price or any other matter involving or with respect to IOR.

ITEM 11. INTEREST AND SECURITIES OF THE SUBJECT COMPANY.

The information set forth in “SUMMARY TERM SHEET – OTHER INFORMATION” of the Offer to Purchase is incorporated by reference. As set forth therein, TCI currently owns 3,381,570 Shares (approximately 83.16% of the IOR Common Stock outstanding) and RAI currently owns 269,299 Shares (approximately 6.62% of the IOR stock outstanding) out of the current IOR Common Stock outstanding of 4,066,178 Shares. Neither TCI nor any of its officers or directors have engaged in any transaction in the Shares within the sixty (60) calendar days preceding December 16, 2024, the date of the announcement of the Offer, or thereafter through the date of this Amendment. The principal executive office of each of RAI and TCI is 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234.

ITEM 13. FINANCIAL STATEMENTS.

In addition to the information set forth under this Item 13 in the original Statement on Schedule 13E-3, incorporation by reference is made herein to the following informational reports of IOR filed with the SEC:

•	Audited financial statements together with a report of the independent registered public accounting firm for the year ended December 31, 2023 and financial statements as at December 31, 2023 and 2022 contained in IOR’s Form 10-K Annual Report for the fiscal year ended December 31, 2023 filed with the SEC on March 21, 2024.

•	Unaudited financial statements of IOR for the three months and nine months ended September 30, 2024 contained in IOR’s Form 10-Q Quarterly Report for the quarter ended September 30, 2024 as filed with the SEC on November 7, 2024.

The calculated net book value per Share based upon the respective net Stockholder’s Equity and shares then outstanding at December 31, 2023 was $28.72 per share and at September 30, 2024 was $29.71 per share.

ITEM 15. ADDITIONAL INFORMATION.

Item 15 of the Original Statement on Schedule 13E-3 is hereby amended by providing the following additional paragraph:

“The conclusion of the Tender Offer will not result in any “change in control” with respect to IOR nor will the Offer trigger any so-called “Golden Parachute Compensation” for any person. No executive officer, director or other person related to either IOR or TCI holds any agreement or arrangement which might be triggered by the Offer or its consummation, including any stock awards for which vesting would be accelerated, in the money option awards for which vesting would be accelerated or payments in cancellation of stock option awards. No executive officer, director or other person related to IOR or TCI in any manner holds any stock awards, money option awards or non-qualified deferred compensation benefit enhancements or arrangements.”

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SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated: January 14, 2025	TRANSCONTINENTAL REALTY INVESTORS, INC.

	By:	/s/ Erik L. Johnson
President and Chief Executive Officer

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